Exhibit 99.1

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2022 (UNAUDITED)

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2022 and 31 December 2021

	Notes	30 June 2022	31 December 2021
		USD ’000	USD ’000
		Unaudited	Audited
ASSETS

Cash and cash equivalents	3 (a)	213,913	242,146
Term deposits	3 (b)	155,123	179,966
Insurance receivables		212,755	179,345
Investments	4	515,301	470,222
Investments in associates	5	5,789	5,693
Reinsurance share of outstanding claims	6	157,931	182,248
Reinsurance share of unearned premiums		75,490	64,124
Deferred excess of loss premiums		5,435	17,238
Deferred policy acquisition costs		69,083	64,842
Deferred tax assets		4,630	471
Other assets		12,106	9,942
Investment properties	7	15,660	16,308
Property, premises and equipment	8 (a)	14,076	14,859
Intangible assets	8 (b)	4,002	4,321
TOTAL ASSETS		1,461,294	1,451,725

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	6	565,540	575,899
Gross unearned premiums		364,090	328,726
Insurance payables		90,030	89,519
Other liabilities		22,096	29,039
Derivative financial liability	9	9,319	12,938
Deferred tax liabilities		-	14
Unearned commissions		16,312	13,725
TOTAL LIABILITIES		1,067,387	1,049,860

EQUITY
Common shares at par value	10	493	489
Share premium		160,752	159,545
Treasury shares	10	(118)	-
Foreign currency translation reserve		1,065	992
Fair value reserve		(32,345)	8,215
Retained earnings		264,060	232,624
TOTAL EQUITY		393,907	401,865
TOTAL EQUITY AND LIABILITIES		1,461,294	1,451,725

The attached notes from 1 to 20 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the periods ended 30 June 2022 and 2021 (Unaudited)

	Notes	For the six months ended 30 June
		2022	2021
		USD ’000	USD ’000

Gross written premiums		304,432	266,772
Reinsurers’ share of insurance premiums		(97,411)	(80,078)
Net written premiums		207,021	186,694
Change in unearned premiums		(35,364)	(35,243)
Reinsurers’ share of change in unearned premiums		11,366	16,366
Net change in unearned premiums		(23,998)	(18,877)
Net premiums earned		183,023	167,817
Claims and claim adjustment expenses	6	(99,805)	(102,763)
Reinsurers’ share of claims	6	32,810	12,897
Net claims and claim adjustment expenses		(66,995)	(89,866)
Commissions earned		15,560	9,643
Policy acquisition costs		(49,859)	(39,032)
Net policy acquisition expenses		(34,299)	(29,389)

Net underwriting results		81,729	48,562

General and administrative expenses		(33,338)	(29,284)
Net investment income	13	4,155	9,330
Share of (loss) profit from associates		(24)	258
Impairment loss on insurance receivables		(2,071)	(1,121)
Other revenues		1,150	1,021
Other expenses		(1,258)	(1,438)
Change in fair value of derivative financial liability	9	3,619	(3,795)
Loss on foreign exchange		(12,700)	(3,175)
Profit before tax		41,262	20,358

Income tax		5	(1,932)
Profit for the period		41,267	18,426
Earnings per share Basic and diluted earnings per share attributable to equity holders	15	0.84	0.38

The attached notes from 1 to 20 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the periods ended 30 June 2022 and 2021 (Unaudited)

	For the six months ended 30 June
	2022	2021
	USD ’000	USD ’000

Profit for the period	41,267	18,426

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for bonds at fair value through other comprehensive income	(38,161)	(4,461)
Currency translation difference	73	39
Changes in allowance for expected credit losses transferred to interim condensed consolidated statement of income	745	32

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for equities at fair value through other comprehensive income	(3,162)	2,694
Realized gain on sale of equities at fair value through other comprehensive income	18	-
Other comprehensive loss for the period	(40,487)	(1,696)
Total comprehensive income for the period	780	16,730

The attached notes from 1 to 20 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the periods ended 30 June 2022 and 2021 (Unaudited)

	Notes	For the six months ended 30 June
		2022	2021
		USD ’000	USD ’000
Operating Activities
Profit for the period before tax		41,262	20,358
Adjustments for:
Impairment loss on insurance receivables		2,071	1,121
Gain (loss) on sale of premises and equipment		(9)	60
Depreciation	8 (a)	1,184	1,199
Amortization	8 (b)	622	672
Net share of loss (profit) from associates	5	24	(258)
Lease interest expense	8 (a)	69	91
Realized loss on sale of bonds at FVTOCI	13	-	321
Realized loss (gain) on sale of financial assets at FVTPL	13	14	(484)
Realized loss on sale of investment properties	13	4	1
Fair value loss on investment properties	13	461	815
Expected credit loss on financial assets	13	732	32
Loss (gain) on revaluation of financial assets at FVTPL	13	3,143	(2,128)
Interest income	13	(8,189)	(7,742)
Share-based payment expense	11	1,211	779
Change in fair value of derivative financial liability		(3,619)	3,795
Net foreign exchange differences		12,700	3,175
Cash from operations before working capital changes		51,680	21,807
Term deposits		24,843	(13,604)
Insurance receivables		(38,748)	(24,954)
Purchase of investments		(138,824)	(86,820)
Proceeds from sale and maturity of investments		39,077	68,815
Reinsurance share of outstanding claims		24,317	922
Reinsurance share of unearned premiums		(11,366)	(16,366)
Deferred excess of loss premiums		11,803	11,744
Deferred policy acquisition costs		(4,241)	(5,911)
Other assets		(1,692)	(1,224)
Interest received		8,518	7,332
Additions to investment properties		(11)	(23)
Proceeds from sale of investment properties		193	431
Gross outstanding claims		(10,359)	52,846
Gross unearned premiums		35,364	35,243
Insurance payables		511	10,124
Other liabilities		(5,321)	(804)
Unearned commissions		2,587	872
Income tax paid		(2,145)	(1,478)
Net cash (used in) from operating activities		(13,814)	58,952

Investing Activities
Acquisition of a subsidiary, net of cash acquired	19	-	(146)
Proceeds from sale of premises and equipment		9	-
Purchase of premises and equipment	8 (a)	(296)	(267)
Purchase of intangible assets	8 (b)	(303)	(1,420)
Net cash used in investing activities		(590)	(1,833)

Financing Activities
Dividends paid	12	(9,831)	(8,288)
Treasury shares	10	(118)	-
Lease liabilities payments		(531)	(339)
Net cash used in financing activities		(10,480)	(8,627)

Net change in cash and cash equivalents		(24,884)	48,492
Net foreign exchange differences		(3,349)	(1,797)
Cash and cash equivalents at the beginning of the period	3	242,146	133,439
Cash and cash equivalents at the end of the period	3	213,913	180,134

The attached notes from 1 to 20 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended 30 June 2022 and 2021 (Unaudited)

	Common shares at par value	Share premium	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

As at 1 January 2021	486	157,677	-	(349)	18,160	205,037	381,011
Profit for the period	-	-	-	-	-	18,426	18,426
Other comprehensive income	-	-	-	39	(1,735)	-	(1,696)
Total comprehensive income	-	-	-	39	(1,735)	18,426	16,730
Issuance of restricted share awards (note 11)	3	776	-	-	-	-	779
Cash dividends (note 12)	-	-	-	-	-	(8,288)	(8,288)
As at 30 June 2021	489	158,453	-	(310)	16,425	215,175	390,232

As at 1 January 2022	489	159,545	-	992	8,215	232,624	401,865
Profit for the period	-	-	-	-	-	41,267	41,267
Other comprehensive income	-	-	-	73	(40,560)	-	(40,487)
Total comprehensive income	-	-	-	73	(40,560)	41,267	780
Issuance of restricted share awards (note 11)	4	1,207	-	-	-	-	1,211
Purchase of treasury shares	-	-	(118)	-	-	-	(118)
Cash dividends (note 12)	-	-	-	-	-	(9,831)	(9,831)
As at 30 June 2022	493	160,752	(118)	1,065	(32,345)	264,060	393,907

The attached notes from 1 to 20 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

1. CORPORATE INFORMATION

International General Insurance Holdings Ltd. (“the Company”) is an exempted limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on 28 October 2019. The principal activities of the Company are to invest in companies engaged in the business of insurance and reinsurance. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction was accounted for as a continuation of IGI. Under this method of accounting, while the Company was the legal acquirer of both IGI and Tiberius, IGI had been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI’s senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors of the Company following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.

As Tiberius did not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius was not within the scope of IFRS 3 and was accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction were those of IGI from an accounting point of view.

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, United Arab Emirates and the Cayman Islands.

The interim condensed consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on XXXX August 2022.

2. BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2022 have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The interim condensed consolidated financial statements have been presented in United States Dollars (“USD”) which is also the Group’s functional currency. All values are rounded to the nearest thousand (USD ’000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2021. In addition, results for the six months ended 30 June 2022 are not necessarily indicative of the results that may be expected for the financial year ending 31 December 2022.

The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, and financial assets at fair value through other comprehensive income. Financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

2. BASIS OF PREPARATION (continued)

Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 30 June 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee, and

●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

2. BASIS OF PREPARATION (continued)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The Group has the following subsidiaries and branches:

	Country of incorporation	Activity	Ownership
			30 June 2022	31 December 2021

International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	100%
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:

I.G.I Underwriting /Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd. Bermuda:

Subsidiaries:

International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
International General Insurance Company (Europe) SE*	Malta	Reinsurance and insurance	100%	100%
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:
International General Insurance Company Ltd. - Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

*	International General Insurance Company (Europe) SE was acquired by the Group on 25 June 2021 (see note 20).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

2. BASIS OF PREPARATION (continued)

Changes in accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2021.

There are no new standards or amendments effective in 2022 that have a material impact on the Group’s interim condensed consolidated financial statements.

3. CASH AT BANKS

(a) CASH AND CASH EQUIVALENTS

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Cash and bank balances*	149,868	205,866
Deposits with original maturities of three months or less	64,045	36,280
	213,913	242,146

*	This item includes restricted cash in the amount of USD 5,400 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2021: USD 5,400 thousand). In addition, this item includes a restricted call deposit in the amount of USD 5,000 thousand (31 December 2021: USD 5,000 thousand a deposit with original maturity over three months and less than one year) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is recognised as a liability and transferred to the reinsurance company on a semi-annual basis.

(b) TERM DEPOSITS

	30 June 2022	31 December 2021
	USD ’000	USD ’000
Deposits with original maturities over three months and less than one year	111,374	136,278
Deposits with original maturities over one year	43,749	43,688
	155,123	179,966

The deposits are denominated in US Dollars and other US Dollars pegged currencies. All deposits earned interest in the range between 0.6%-4.7% (31 December 2021: 0.4%-3.0%) and are held for varying periods between three months up to 5 years depending on the immediate cash requirements of the Group.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

4. INVESTMENTS

	30 June 2022
	Amortized Cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	2,677	-	-	2,677
Quoted bonds	-	470,696	-	470,696
Quoted funds and alternative investments	-	-	12,123	12,123
Quoted equities	-	9,783	13,267	23,050
Unquoted equities**	-	7,205	-	7,205
Expected credit losses and impairment	(450)	-	-	(450)
	2,227	487,684	25,390	515,301

	31 December 2021
	Amortized Cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	2,934	-	-	2,934
Quoted bonds	-	418,445	-	418,445
Quoted funds and alternative investments	-	-	14,377	14,377
Quoted equities	-	13,721	14,162	27,883
Unquoted equities**	-	7,046	-	7,046
Expected credit losses and impairment	(463)	-	-	(463)
	2,471	439,212	28,539	470,222

*

The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ’Specialized Investment Compound Co.’ a local company based in Jordan which had an original maturity date of 22 February 2016. However, this company is currently under liquidation, due to which 85% of the original bond holdings with a nominal value amounting to USD 1,236 thousand were not paid on that maturity date.

This bond is backed up by collateral in the form of real estate properties. However, the Group management has provided USD 450 thousand to cover any potential impairment in the value of the collateral held against said investment by discounting the expected future cash flows generated from the underlying bond collaterals which mainly represent rental income.

**

The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,802 thousand (31 December 2021: USD 6,614 thousand) and USD 403 thousand (31 December 2021: USD 432 thousand). As at 30 June 2022 and 31 December 2021, the Group has measured the fair value of the unquoted investment valued at USD 6,802 thousand (31 December 2021: USD 6,614 thousand) by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

As at 30 June 2022 and 31 December 2021, the Group has measured the fair value of the unquoted investment valued at USD 403 thousand (31 December 2021: USD 432 thousand), by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

There are no active markets for these investments.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

4. INVESTMENTS (continued)

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Opening balance	463	397
(Release) addition of provision for investment held at amortized cost	(13)	66
Ending balance	450	463

The addition of allowance for bonds at FVTOCI for the period ended 30 June 2022 of USD 745 thousand (see note 13) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 30 June 2022 and 30 June 2021:

	%	Positive impact	Negative impact	Valuation variables
		USD ’000	USD ’000
30 June 2022	+/-10	428	(428)	Market multiples applied to a range of financial performance measures***
30 June 2021	+/-10	676	(676)	Market multiples applied to a range of financial performance measures***

***	As at 30 June 2021, the fair value measurement of the unquoted equity investment valued at USD 6,802 thousand (30 June 2021: USD 6,427 thousand) was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 6,374 thousand to USD 7,230 thousand (30 June 2021: USD 5,778 thousand to USD 7,076 thousand).

5. INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of incorporation	Ownership
		30 June 2022	31 December 2021

Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

5. INVESTMENTS IN ASSOCIATES (continued)

Movement on investments in associates is as follows:

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Opening balance	5,693	11,583
Opening balance adjustments for hyperinflation and effect of movements in exchange rates recognised in other comprehensive income	120	1,358
Adjusted opening balance	5,813	12,941

Share of associated companies’ financial results	(24)	(227)
Investment properties fair value adjustment	-	(7,021)
Share of loss from associates	(24)	(7,248)
Ending balance	5,789	5,693

The inflation in Lebanon has increased significantly in prior years, and the underlying quantitative and qualitative indicators following the deteriorating economic conditions and currency controls support the conclusion that Lebanon is a hyperinflationary economy.

Accordingly, for the purpose of the Group’s interim condensed consolidated financial statements, the associates’ financial statements (which are based on historical cost approach, except for the investment properties which are measured at fair value) have been adjusted to be expressed in terms of the measuring unit current at the end of the reporting period by applying a general price index.

The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value to bring the associated companies’ accounting policies in line with that of the Group’s. The fair values of the investment properties have been determined by management and in doing so, management has considered valuation performed by third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process.

The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at 30 June 2022, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

All the investment properties generated rental income during the current year and the prior years, except for Sina SAL which did not generate rental income during the six months ended 30 June 2022.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

5. INVESTMENTS IN ASSOCIATES (continued)

The sensitivity of the Group’s interim condensed consolidated statement of income for the six months periods ended 30 June 2022 and 2021 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:

		Impact on interim condensed consolidated statement of income for the change in price per square meter
	%	Increase	Decrease
		USD ’000	USD ’000

30 June 2022	+/- 20	1,139	(1,139)
30 June 2021	+/- 20	3,796	(3,796)

6. OUTSTANDING CLAIMS

Movement in outstanding claims

	30 June 2022			31 December 2021
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
At the beginning of the period / year
Reported claims	306,946	(120,323)	186,623	312,334	(160,373)	151,961
Claims incurred but not reported	268,953	(61,925)	207,028	179,921	(27,112)	152,809
	575,899	(182,248)	393,651	492,255	(187,485)	304,770

Claims paid	(110,164)	57,127	(53,037)	(119,722)	32,411	(87,311)
Provided during the period / year related to current accident year	126,634	(36,583)	90,051	257,233	(64,926)	192,307
Provided during the period / year related to previous accident years	(26,829)	3,773	(23,056)	(53,867)	37,752	(16,115)
At the end of the period / year	565,540	(157,931)	407,609	575,899	(182,248)	393,651

At the end of the period / year
Reported claims	258,619	(78,679)	179,940	306,946	(120,323)	186,623
Claims incurred but not reported	306,921	(79,252)	227,669	268,953	(61,925)	207,028
	565,540	(157,931)	407,609	575,899	(182,248)	393,651

7. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	30 June 2022
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000

Opening balance	15,683	625	16,308
Additions	11	-	11
Sale of investment properties	-	(197)	(197)
Fair value adjustment	(440)	(22)	(462)
Ending balance	15,254	406	15,660

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

7. INVESTMENT PROPERTIES (continued)

	31 December 2021
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000

Opening balance	18,168	1,844	20,012
Additions	36	-	36
Sale of investment properties	-	(1,128)	(1,128)
Transfer to property, premises and equipment	(1,312)	-	(1,312)
Fair value adjustment	(1,209)	(91)	(1,300)
Ending balance	15,683	625	16,308

*	Lands amounting to USD 406 thousand as at 30 June 2022 (31 December 2021: USD 625 thousand) are registered in the name of a former Director of International General Insurance Holdings Limited - Dubai. The Group has obtained a proxy and has full control over these investment properties (see note 14).

The fair values of investment properties have been determined by management and in doing so has considered a valuation performed by third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of the fair value hierarchy since investment properties market is not very active.

The sensitivity of the Group’s interim condensed consolidated statement of income for the six months periods ended 30 June 2022 and 2021 to the change in the price used for the valuation of the investment properties was as follows:

			Impact on interim condensed consolidated statement of income for the change in price per square meter
	%	Average price per square meter	Increase	Decrease
		USD	USD ’000	USD ’000
Commercial building

30 June 2022	+/- 10	852	1,524	(1,524)
30 June 2021	+/- 10	971	1,735	(1,735)

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

7. INVESTMENT PROPERTIES (continued)

			Impact on interim condensed consolidated statement of income for the change in price per square meter
	%	Average price per square meter	Increase	Decrease
		USD	USD ’000	USD ’000
Lands

30 June 2022	+/- 10	150	41	(41)
30 June 2021	+/- 10	188	141	(141)

8 (a). PROPERTY, PREMISES AND EQUIPMENT

The additions to the property and equipment during the six-months period ended 30 June 2022 were USD 296 thousand (30 June 2021: USD 267 thousand). The depreciation expense for the six-months period ended 30 June 2022 was USD 780 thousand (30 June 2021: USD 634 thousand).

Pursuant to IFRS 16 ‘Lease’, the Group has recognized a total amount of USD 2,890 thousand as a right-of-use assets for the leased offices (31 December 2021: USD 3,189 thousand). During the six-months period ended 30 June 2022, interest expense amounted to USD 73 thousand (30 June 2021: USD 91 thousand) and depreciation expense of USD 404 thousand (30 June 2021: USD 565 thousand) was recognized for the leased assets.

8 (b). INTANGIBLE ASSETS

The additions to the intangible assets during the six-months period ended 30 June 2022 were USD 303 thousand (30 June 2021: USD 1,420 thousand). The amortization expense for the six-months period ended 30 June 2022 was USD 622 thousand (30 June 2021: USD 672 thousand).

9. DERIVATIVE FINANCIAL LIABILITY

In connection with the Business Combination completed on 17 March 2020 (see note 1), the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (the “Private Warrants”).

No Public or Private Warrants (together, the “Warrants”) have been exercised or redeemed since originally issued and until the date of these interim condensed consolidated financial statements.

Upon initial recognition on 17 March 2020, the fair value of the Warrants has been determined using a combination of a market approach and valuation technique used by an independent third-party valuation specialist. Based on that, the estimated fair value of the Warrants was USD 9,210 thousand.

The Private Warrants are registered for resale on the Group’s registration statement on Form F-3 and are freely tradable into the public market if holders want to sell them.

The Public Warrants and Private Warrants broadly have similar terms.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

9. DERIVATIVE FINANCIAL LIABILITY (continued)

There are no restrictions on the transfer of the Private Warrants. Accordingly, the Private Warrants are valued using the price as deemed equivalent to the fair value of the Public Warrants listed on Nasdaq.

The table below illustrates the movement on the Warrants during the period / year:

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Fair value of Warrants at the beginning of the period / year	12,938	13,628
Change in fair value for the period / year	(3,619)	(690)
Fair value of Warrants at the end of the period / year	9,319	12,938

10. EQUITY

Common shares

According to the Company’s Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 30 June 2022, the issued share capital was 49,305,818 (31 December 2021: 48,880,441) (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

The following table sets out the number of common shares issued and outstanding as at 30 June 2022 and 31 December 2021:

	30 June 2022
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,617,470	456
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted share awards (par value of USD 0.01) (note 11)	675,848	7
Common shares issued	49,305,818	493

	31 December 2021
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,471,084	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted share awards (par value of USD 0.01) (note 11)	396,857	4
Common shares issued and outstanding	48,880,441	489

*	The earnout shares are subject to vesting at stock prices ranges from USD 11.50 to 15.25. The earnout shares are considered outstanding shares and have dividend and voting rights, however, the earnout shares are non-transferable by their holders until they vest and, if the earnout shares do not vest on or prior to 17 March 2028, they will be cancelled by the Company.

Treasury shares

On 23 May 2022, the Group announced that the Board of Directors has approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to USD 5,000 thousand, which was terminated. As at 30 June 2022, the Group repurchased 15,665 shares with a cost of USD 118 thousand.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

11. SHARE-BASED PAYMENTS

On 3 June 2020, the Board of Directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

-	Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;

-	Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);

-	Restricted share awards (“Restricted Share Awards”);

-	Performance awards denominated in Common Shares or cash (“Performance Awards”);

-	Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and

-	Other cash-based awards (“Other Cash-Based Awards”).

Grant date fair values represent the closing quoted prices of the Company’s share on Nasdaq on the dates when awards were officially communicated to the participants and shall be applicable for all the three vesting tranches.

Participant’s continued service with the Company or any of its Subsidiaries on each applicable vesting date is the only vesting condition to be met. There is no other performance related condition attached to the vesting of shares.

The movement on the number of restricted shares during the period / year is as follows:

	30 June 2022	31 December 2021

Balance at 1 January	396,857	134,500
Restricted shares granted	428,377	312,190
Restricted shares vested	(146,386)	(44,833)
Restricted shares forfeited	(3,000)	(5,000)
Balance at end of the period / year	675,848	396,857

The Company has applied the graded vesting method in recognition of share-based payment expense. Accordingly, the Company has assessed the expected length of service period from date of shares grant until end of each vesting period respectively and considered this to determine proportionate earnout shares at 30 June 2022 and 31 December 2021 attributed to each vesting tranche.

Number of earnout shares to be considered for accounting purposes at period / year end for each tranche are as follow:

			Earn out shares
	Grant	Days from grant date	From first vesting (tranche 1)	From second vesting (tranche 2)	From third vesting (tranche 3)	Total

	30 September 2020 grant	632	-	(1,139)	9,920	8,781
	16 February 2021 grant	500	374	15,102	9,857	25,333
30 June 2022	31 March 2021 grant	457	317	12,404	7,912	20,633
	9 February 2022 grant	142	40,262	19,056	12,470	71,788
	24 March 2022 grant	99	17,296	7,584	4,852	29,732
	Total		58,249	53,007	45,011	156,267

	7 October 2020 grant	451	1,019	33,635	18,627	53,281
31 December 2021	16 February 2021 grant	319	59,626	27,901	18,211	105,738
	31 March 2021 grant	276	43,746	18,914	12,065	74,725
	Total		104,391	80,450	48,903	233,744

Accordingly, total earnout shares of 156,267 at 30 June 2022 (31 December 2021: 233,744) are measured at the shares grant date fair value to arrive at expense recognized for the share based payment. For the six-months period ended 30 June 2022, share-based payments expense of USD 1,211 thousand (30 June 2021: USD 779 thousand) was recorded in the interim condensed consolidated statement of income with a corresponding credit to common shares and share premium as shown in the interim condensed consolidated statement of changes in equity.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

12. CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the periods ended 30 June 2022 and 2021:

-	On 19 May 2022: USD 493 thousand (Dividend per share: USD 0.01)

-	On 24 March 2022: USD 9,338 thousand (Dividend per share: USD 0.19)

-	On 25 March 2021: USD 8,288 thousand (Dividend per share: USD 0.17)

There are no cash dividends declared but not paid as at 30 June 2022 and 31 December 2021.

13. Net INVESTMENT InCOME

	For the six months ended 30 June
	2022	2021
	USD ’000	USD ’000

Interest income	8,189	7,742
Dividends from equities at FVTOCI	110	43
Dividends from equities at FVTPL	370	456

Realized gains and losses on investments

Realized loss on sale of bonds at FVTOCI	-	(321)
Realized (loss) gain on sale of equities and mutual funds at FVTPL	(14)	484

Unrealized gains and losses on investments

Unrealized (loss) gain on revaluation of financial assets at FVTPL	(3,143)	2,128

Gains and losses from investment properties

Realized loss on sale of investment properties	(4)	(1)
Unrealized loss on investment properties	(461)	(815)
Rental income	77	89

Expected credit losses on investments

Expected credit loss on financial assets at FVOCI	(745)	(32)
Reversal of expected credit loss on financial assets at amortized cost	13	-

Investments custodian fees and other investments expenses	(237)	(443)
	4,155	9,330

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

14. Related party transactions

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

▪	Compensation of key management personnel of the Group for the period ended 30 June 2022, consisting of salaries and benefits was USD 3,017 thousand (30 June 2021: USD 2,280 thousand). Out of the total amount of key management personnel compensation, an amount of USD 821 thousand (30 June 2021: USD 538 thousand) represents long-term benefits which are the earn out value of share-based expenses resulting from the issuance of restricted share awards to key management personnel during the period pursuant to the ‘International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan’ (see note 11).

▪	The Group has paid aircraft management fees and chartering revenues commission in the amount of USD 139 thousand (30 June 2021: USD 131 thousand) to Arab Wings Co. where a shareholder has a controlling interest. As at 30 June 2022, there was an amount of USD 95 thousand payable from Arab Wings Co. (31 December 2021: payable of USD 186 thousand).

▪	Included within the investment properties (see note 7) are lands with a total amount of USD 406 thousand (31 December 2021: USD 625 thousand) registered in the name of a former Director of the Group. The Group has obtained a proxy and has full control over these investment properties.

▪	In connection with the Business Combination, the Group issued 4,000,000 warrants in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) (see note 9). As at 30 June 2022, none of the Warrants have been exercised or redeemed since originally issued.

▪	On 24 March 2022, the Board of Directors approved the grant of 149,377 restricted shares to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) pursuant to the Group’s 2020 Omnibus Incentive Plan (see note 11).

15. EaRNINGS PER SHARE

Basic earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

As at 30 June 2022, the earnout shares and restricted share awards were unvested, however, since these shares contain a nonforfeitable rights to dividends, whether paid or unpaid, they are considered as participating securities and hence included in the computation of both basic and diluted earnings per share.

At the closing of the Business Combination the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (see note 9 and 19). The Warrants were not included in the calculation of the diluted earnings per shares, as the average market price of ordinary shares during the period has not exceeded the exercise price of the Warrants and therefore their effect would be antidilutive.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

15. EaRNINGS PER SHARE (continued)

The following table shows the calculation of the basic and diluted earnings per share for the six months ended 30 June 2022 and 2021.

	For the six months ended 30 June
	2022	2021

Profit for the period (USD ’000)	41,267	18,426
Less: profit attributable to the earnout shares (USD ’000)	2,522	1,135
Less: profit attributable to the restricted share awards (USD ’000)	566	168
Net profit available to common shareholders (USD ’000)	38,179	17,123

Weighted average number of shares – basic and diluted	45,616,188	45,470,835

Basic and diluted earnings per share (USD)	0.84	0.38

16. COMMITMENTS AND CONTINGENCIES

As at 30 June 2022, the Group is contingently liable for the following:

▪	Letters of Credit amounting to USD 3,430 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2021: USD 6,550 thousand).

▪	Letter of Guarantee amounting to USD 294 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2021: USD 327 thousand).

▪	In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250 thousand in five instalments over five years to support cancer research projects. As at 30 June 2022, the Group has paid USD 250 thousand and the remaining four instalments amounted to USD 1,000 thousand shall be made equally over the years from 2022 to 2025.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

17. Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

	30 June 2022
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	13,267	12,123	-	25,390
Quoted equities at FVOCI	9,783	-	-	9,783
Quoted bonds at FVOCI	404,739	65,957	-	470,696
Unquoted equities at FVOCI*	-	-	7,205	7,205
Investment properties	-	-	15,660	15,660
	427,789	78,080	22,865	528,734
Liabilities measured at fair value:
Derivative financial liability	-	9,319	-	9,319

	31 December 2021
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	14,162	14,377	-	28,539
Quoted equities at FVOCI	13,721	-	-	13,721
Quoted bonds at FVOCI	356,141	62,304	-	418,445
Unquoted equities at FVOCI*	-	-	7,046	7,046
Investment properties	-	-	16,308	16,308
	384,024	76,681	23,354	484,059
Liabilities measured at fair value:
Derivative financial liability	-	12,938	-	12,938

Quoted bonds at fair value through other comprehensive income amounting to USD 15,968 thousand were transferred from level 1 to level 2 as at 30 June 2022. In addition, quoted bonds at fair value through other comprehensive income amounting to USD 4,340 thousand were transferred from level 2 to level 1 as at 30 June 2022. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.

As at 31 December 2021, the management has refined the criteria for financial assets being allocated to level 1, accordingly, USD 14,377 thousand and USD 62,304 thousand of financial assets through profit or loss and quoted bonds at fair value through other comprehensive income, respectively, were transferred out of level 1 to level 2.

As at 30 June 2022 and 31 December 2021, derivative financial liability was categorized at level 2 due to lack of sufficient trading volume at period and year end, respectively.

There were no transfers into or out of level 3 during the six months period ended 30 June 2022 and year ended 31 December 2021.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

17. Fair value (continued)

*	Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Balance at the beginning of the period / year	7,046	6,748
Total gains recognized in OCI	159	298
Balance at the end of the period / year	7,205	7,046

18. Segment Reporting

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its interim condensed consolidated financial statements:

1.	Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2.	Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of a short-term nature with respect to related claims).

3.	Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the interim condensed consolidated financial statements.

The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues, change in fair value of derivative financial liability and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

18. Segment Reporting (continued)

a)	Segment disclosure for the Group’s consolidated operations is as follows:

	For the period ended 30 June 2022
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

Underwriting revenues
Gross written premiums	103,376	180,709	20,347	304,432	-	304,432
Reinsurer’s share of insurance premiums	(28,117)	(69,294)	-	(97,411)	-	(97,411)
Net written premiums	75,259	111,415	20,347	207,021	-	207,021
Net change in unearned premiums	6,256	(24,354)	(5,900)	(23,998)	-	(23,998)
Net premiums earned	81,515	87,061	14,447	183,023	-	183,023

Underwriting deductions
Net policy acquisition expenses	(16,889)	(14,698)	(2,712)	(34,299)	-	(34,299)
Net claims and claim adjustment expenses	(27,406)	(31,143)	(8,446)	(66,995)	-	(66,995)
Net underwriting results	37,220	41,220	3,289	81,729	-	81,729

General and administrative expenses	-	-	-	-	(33,338)	(33,338)
Net investment income	-	-	-	-	4,155	4,155
Share of profit from associates	-	-	-	-	(24)	(24)
Impairment loss on insurance receivables	-	-	-	-	(2,071)	(2,071)
Other revenues	-	-	-	-	1,150	1,150
Other expenses	-	-	-	-	(1,258)	(1,258)
Change in fair value of derivative financial liability	-	-	-	-	3,619	3,619
Loss on foreign exchange	-	-	-	-	(12,700)	(12,700)
Profit (loss) before tax	37,220	41,220	3,289	81,729	(40,467)	41,262
Income tax	-	-	-	-	5	5
Profit (loss) for the period	37,220	41,220	3,289	81,729	(40,462)	41,267

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

18. Segment Reporting (continued)

	For the period ended 30 June 2021
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

Underwriting revenues
Gross written premiums	101,286	150,930	14,556	266,772	-	266,772
Reinsurer’s share of insurance premiums	(26,847)	(53,231)	-	(80,078)	-	(80,078)
Net written premiums	74,439	97,699	14,556	186,694	-	186,694
Net change in unearned premiums	8,325	(23,932)	(3,270)	(18,877)	-	(18,877)
Net premiums earned	82,764	73,767	11,286	167,817	-	167,817

Underwriting deductions
Net policy acquisition expenses	(13,994)	(13,603)	(1,792)	(29,389)	-	(29,389)
Net claims and claim adjustment expenses	(46,176)	(36,741)	(6,949)	(89,866)	-	(89,866)
Net underwriting results	22,594	23,423	2,545	48,562	-	48,562

General and administrative expenses	-	-	-	-	(29,284)	(29,284)
Net investment income	-	-	-	-	9,330	9,330
Share of loss from associates	-	-	-	-	258	258
Impairment loss on insurance receivables	-	-	-	-	(1,121)	(1,121)
Other revenues	-	-	-	-	1,021	1,021
Other expenses	-	-	-	-	(1,438)	(1,438)
Change in fair value of derivative financial liability	-	-	-	-	(3,795)	(3,795)
Loss on foreign exchange	-	-	-	-	(3,175)	(3,175)
Profit (loss) before tax	22,594	23,423	2,545	48,562	(28,204)	20,358
Income tax	-	-	-	-	(1,932)	(1,932)
Profit (loss) for the period	22,594	23,423	2,545	48,562	(30,136)	18,426

b)	Non–current operating assets information by geography as at 30 June 2022 and 31 December 2021 are as follows:

	30 June 2022	31 December 2021
	USD ’000	USD ’000

Middle East	30,704	32,165
North Africa	254	301
UK	2,636	2,968
Asia	9	31
Europe	18	23
North America	117	-
	33,738	35,488

Non-current assets for this purpose consist of property, plant and equipment, right-of-use assets, investment properties and intangible assets.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

19. ACQUISITION OF A SUBSIDIARY

Following the United Kingdom’s (“UK”) decision to withdraw from the European Union (“EU”) (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one European Economic Area (“EEA”) member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this means the loss of access to EU markets. As of the end of the transition period, the Group’s subsidiary in UK has lost its passporting rights in the EU, such that it can no longer write insurance business in EEA countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive.

In response to Brexit, the Group developed a contingency plan to ensure that it will be able to continue to provide insurance services throughout Europe despite Brexit. To that end, the Group submitted an application and scheme of operations to the Malta Financial Services Authority in November 2020. The application can be used as a change of control application or a full new licensing application.

In continuation to the above, the Group acquired 100% of the voting shares of R&Q Epsilon Insurance Company SE (“R&Q Epsilon”), a non-listed company based in Malta engaged in the business of insurance in certain classes of general insurance business. Simultaneously, with the execution of the acquisition agreement, the new subsidiary was renamed International General Insurance Company (Europe) SE (“IGI Europe”).

The strategy to purchase R&Q Epsilon, as opposed to incorporating a new subsidiary from afresh, was based on operational factors. R&Q Epsilon already had an operational UK based bank account and, given the requirement to use the Xchanging payment platform for broker-based business (especially where the Group is co-ensuring the European risks on global business), it was necessary for the Group to have an account for IGI Europe with a bank that is part of the LIPS (LPC Irrevocable Payment Scheme).

The acquisition agreement of R&Q Epsilon Insurance Company SE (former company) was fully executed on 25 June 2021 (the “Acquisition Date”) for a purchase consideration of USD 6,200 thousand.

The Group accounted for the acquisition of R&Q Epsilon under IFRS 3 “Business Combinations”.

The book and fair values of the identifiable assets and liabilities of International General Insurance Company (Europe) SE as at the date of acquisition were:

	Book value	Fair value recognized on acquisition
	USD ’000	USD ’000
Assets
Insurance receivables and other assets	184	143
Bank Balances	6,054	6,054
	6,238	6,197
Liabilities
Insurance payables and other liabilities	(38)	(38)
	(38)	(38)
Total identifiable net assets at fair value	6,200	6,159

Goodwill arising on acquisition		41

Purchase consideration transferred		6,200

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2022

19. ACQUISITION OF A SUBSIDIARY (continued)

The movement on the goodwill during the year is as follows

31 December 2021
USD ’000

Balance at the beginning of the year	-
Goodwill arising from acquisition of a subsidiary	41
Impairment loss	(41)
Balance at the end of the year	-

Goodwill arising on acquisition of former company was fully impaired since the regulatory approval to write business was granted solely on the strength of IGI Europe’s application and business plan submitted to Malta Financial Services Authority.

From the date of acquisition until 31 December 2021, International General Insurance Company (Europe) SE contributed USD 9,768 thousand of gross written premiums and USD 1,181 thousand of net loss to profit before tax of the Group.

Analysis of cash flows on acquisition:

USD ’000

Net cash acquired with the subsidiary	6,054
Cash paid	(6,200)
Net cash flow on acquisition	(146)

On 13 July 2021, the Malta Financial Services Authority (“MFSA”) authorised IGI Europe to write insurance and reinsurance business.

As at 30 June 2021 (the end of the first reporting period), the Group had provisionally accounted for the acquisition of R&Q Epsilon and accordingly determined that the fair value of the net assets and liabilities was approximately equivalent to the book value. Nonetheless, in accordance with the one-year measurement period permitted under IFRS 3, the Group had reassessed the provisional carrying amount of net identified asset and liabilities of R&Q Epsilon at 31 December 2021 and accordingly reflected the new information obtained about facts and circumstances that were in existence at the Acquisition Date as illustrated above.

20. subsequent events

There have been no material events between 30 June 2022 and the date of this report which are required to be disclosed.